UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2008

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F      X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : August 26, 2008	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Notice concerning Change of Subsidiary

Tokyo, August 26, 2008 — The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU; President: Katsunori Nagayasu) hereby announces that its special purpose company named BTMU Preferred Capital 7 Limited which was established in July, 2008 for the purpose of the issuance of preferred securities (“Non-dilutive Preferred Securities”) will increase their stated capital. As a result, BTMU Preferred Capital 7 Limited will become a Specified Subsidiary (Tokutei Kogaisha) of BTMU. The percentage of voting rights of each special purpose company directly held by BTMU against the total number of voting rights, will not change because the Non-dilutive Preferred Securities to be issued by each special purpose company are non-voting securities.

1. Reason for the Change

BTMU holds all of the common shares of the special purpose company mentioned above. Due to the payment for the Non-dilutive Preferred Securities, which is scheduled to occur on September 2, 2008, the amount of the stated capital of BTMU Preferred Capital 7 Limited is expected to exceed 10% of the amount of the stated capital of BTMU. Therefore, BTMU Preferred Capital 7 Limited is expected to become a Specified Subsidiary of BTMU.

2. Profile of the Subsidiary

Name	BTMU Preferred Capital 7 Limited

Location	c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Date of change	September 2, 2008

Details of business	Issuance of Non-dilutive Preferred Securities, etc.

Closing date of fiscal year	January 24 of each year

Number of directors and employees	Three directors, no employees

Stated capital	JPY 122,005,500,000

Total outstanding shares and preferred securities (Issue price per Share/Security)	5,500,000 Common Shares (JPY1,000 per share) 12,200 Preferred Securities (JPY10,000,000 per security)

Shareholders	Common shares: 100% owned by BTMU Preferred Securities: 100% owned by MUFG Capital Finance 7 Limited, which is the subsidiary of Mitsubishi UFJ Financial Group, Inc.

This press release has been prepared for the purpose of publicly announcing certain factual changes relating to the special purpose company and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. The preferred securities have not been and will not be registered under the U.S. Securities Act of 1933 (the “1933 Act”). This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer or sale of the preferred securities in the United States absent registration or an applicable exemption from the registration requirements under the 1933 Act.